TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months ended December 31, 2004.

This MD&A is prepared as of February 8, 2005. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Taseko Mines Limited ("Taseko" or the "Company") is a mineral exploration and mining company with three projects located in British Columbia, Canada. These are the Gibraltar copper mine and two exploration projects: the Prosperity gold-copper project and the Harmony gold project.

On October 4, 2004, Taseko began trading on the American Stock Exchange under the symbol “TGB”.

The Gibraltar mine is a 35,000 tonnes per day mine and mill facility with a 27-year operating history that had been maintained on standby by the Company since 1999, awaiting higher copper prices. With the improvement in copper markets in late 2003 and early 2004, the Company began planning for restart. The restart plan called for six months of pre-production mining and mill commissioning activities, which was condensed to four months of pre-production mining and by focusing on refurbishment of the copper circuit.

Copper circuit operations in the mill were initiated during the first fiscal quarter in October 2004. The copper circuit reached planned capacity and the first concentrate was sold during the first quarter.

Construction upgrades to the molybdenum circuit and a copper cleaner circuit were carried out during the quarter from October to December. Molybdenum production is expected to reach planned levels during the second fiscal quarter.

Gibraltar mine

The Gibraltar mine is operated under a Joint Venture Operating Agreement (“the Joint Venture”) with Ledcor CMI Ltd. (“Ledcor”). Taseko (through its wholly owned operating subsidiary Gibraltar Mines Ltd., “Gibraltar”) has an 85% interest in the residual profits of the Joint Venture (i.e. profits after payment of usage fees to the participants for contributed assets and services) and Ledcor has a 15% interest in the residual profits. The Joint Venture holds rights to operate the mine as well as leases on certain mining equipment, such as mechanical shovel and trucks, but the mill and other mine assets, including mineral

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

titles belong to Gibraltar. The Joint Venture pays usage fees to each of Gibraltar and Ledcor for use of their respectively contributed assets as well as for services they respectively contribute to the Joint Venture. Taseko is responsible for concentrate sales, off-site activities and certain aspects of administration, and Ledcor, as Operator of the Joint Venture, has primary responsibility for carrying out all mining and milling activities as well as recruitment of personnel and maintenance of the equipment and facilities. More than 250 people are currently employed at the mine.

The current Gibraltar mine plan is based on the extraction of 163.5 million tons (148 million tonnes) of sulphide material over 12 years, producing an estimated average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate. Oxide mineralization has also been outlined in several areas at Gibraltar. A 10 million pound per year solvent extraction-electrowinning plant is on-site to produce copper cathode from oxide mineralization when accessed.

Prior to the beginning of the quarter, approximately 5.56 million tons of overburden material was stripped to expose mineralization at the Pollyanna pit in preparation for mining. During pre-stripping, approximately 600,000 tons of additional oxidized ore was encountered near the surface that was processed during the quarter. Restart began in early October.

Daily mine production increased from 89,800 tons per day in October to 120,600 tons per day in December (the plan is 120,000 tons per day) for a total of 9.8 million tons for the quarter (the plan was 10.6 million tons).

By the end of the first quarter, the copper circuit reached planned production targets. Monthly copper production increased from 2.5 million pounds in October to 5.2 million pounds in December (the plan is 5.7 million pounds per month). The total quarterly production was 12.1 million pounds of copper in 21,300 wet metric tonnes (WMT) of concentrate averaging 28% copper.

The variations from the mining plan for the quarter were due, in part, to the late arrival of a new shovel and trucks at site, and changes to the restart plan which impacted pre-production activities. Planned mill production was affected by commissioning of the copper circuit, and by some difficulties in processing the additional oxidized material encountered during stripping.

An ocean shipment of approximately 8,100 WMT of copper concentrate was sold during the quarter in early December. Two additional shipments of copper concentrate – 10,000 WMT and 6,000 WMT – were made in January and February, and subsequent to the end of the quarter.

Work on the molybdenum and copper cleaner circuits were completed by the end of the quarter. The molybdenum circuit is being commissioned in the second fiscal quarter (January to March 2005). Some production delays were experienced because of extreme weather conditions in January, however, the circuit is expected to reach the planned monthly production of 78,000 pounds of molybdenum concentrate by the end of the quarter.

Other site Activities

In fiscal 2003, the Company developed, in partnership with the Cariboo Regional District, a community landfill at the Gibraltar site. The landfill operates in an area where mining is completed. In December 2004, the Gibraltar Landfill had been in full operation for fourteen months. The landfill project has

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

received several sustainability awards, including the “Strengthening Communities” award by the Fraser Basin Council, a group that advises on multiple land use in south and central BC, in October 2004.

Labour Relations Board Issue

The Company and its former union, the National Automobile, Aerospace, Transportation and General Workers Union of Canada (the “CAW”), appeared before the British Columbia Labour Relations Board (“LRB”), which ruled on June 29, 2004 (the “Original Decision”) that the Company was entitled to contract with Ledcor to commission and start up the Gibraltar mine. Further, the LRB ruled that once the majority of workers on the Gibraltar site consist of the longer term mining and mill operating personnel, a vote would be held to determine which union would represent those employees – the CAW, or the Christian Labour Association of Canada (“CLAC”), which represent Ledcor’s employees.

The CAW applied for leave and reconsideration of the Original Decision, on the basis that the JV formed to operate the Gibraltar mine had not proceeded in a manner represented to the original LRB panel. A representation vote was held on November 15 and 16, 2004, but before the vote can be counted, the LRB must be satisfied that the terms of the JV Agreement have been implemented and the necessary elements of a successorship have been established. The ballot boxes were ordered sealed by the LRB, and the original LRB panel, pending those determinations, will decide whether the vote results will be counted.

A series of submissions were made by the unions and the JV in December 2004 and January 2005. On February 16, 2005, the LRB ruled that the Taseko-Ledcor JV had proceeded as represented to the original LRB panel and that Taseko-Ledcor is the successor employer at Gibraltar. As a result, the ballots will be counted to determine which union will represent the employees.

Market Trends

Copper prices strengthened throughout 2004. The average price for the year was about US$1.30 per pound, compared to US$0.81 per pound in 2003. The price of molybdenum oxide also increased from US$7.60 per pound early in 2004 to US$34.00 per pound by calendar year end, averaging US$16.88 per pound for the year, well above its long term price of US$4.00 per pound.

Gold prices continued an overall uptrend in 2004. The average gold price for 2004 was US$410 per ounce, compared to US$364 per ounce in 2003.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at	As at	As at
	September 30	September 30	September 30
Balance Sheet	2004	2003	2002
Current assets	$20,341,400	$6,110,155	$2,761,936
Mineral properties	3,000	28,813,296	28,813,296
Other assets	121,579,070	26,311,460	28,735,049
Total assets	141,923,470	61,234,911	60,310,281

Current liabilities	40,179,912	3,851,136	7,038,456
Other liabilities	101,807,000	32,700,000	32,700,000
Shareholders’ equity (deficit)	(63,442)	24,683,775	20,571,825
Total shareholders’ equity & liabilities	141,923,470	61,234,911	60,310,281

	Year ended	Year ended	Year ended
	September 30	September 30	September 30
Operations	2004	2003	2002
Conference and travel	$93,071	$43,398	$44,429
Consulting	251,790	178,104	133,672
Corporation taxes	45,352	76,135	577,228
Depreciation	723,249	711,170	714,065
Exploration	4,457,600	2,029,529	2,071,885
Interest and finance charges	499,294	201,942	507,790
Legal, accounting and audit	458,238	169,356	334,492
Office and administration	599,450	292,853	247,061
Premium paid for acquisition of Gibraltar
Reclamation Trust Limited Partnership	5,095,249	–	–
Property investigation	141,067	–	–
Refinery project	–	500,000	1,698,826
Restart project	14,982,008	–	–
Shareholder communication	657,342	74,687	90,835
Trust and filing	88,530	21,113	36,802
Interest and other (income)	(5,154,209)	(721,480)	(551,842)
Gain on sale of property, plant and equipment	–	(131,638)	(1,314)
Income taxes	23,744,000	–	–
Write down of mineral property acquisition costs	28,810,296	–	600,000
Stock-based compensation	5,172,244	65,344	–
Loss for the period	80,664,571	3,510,513	6,503,929

Accretion expense	977,705	888,823	808,021

Basic and diluted loss per share	$(1.09)	$(0.09)	$(0.24)

Weighted average number of common shares outstanding	75,113,426	46,984,378	30,338,098

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

The Company’s loss for the first quarter of fiscal 2005 is $5.6 million, which is a decrease from the previous quarter ($64.0 million), but an increase from the $3.2 million incurred in the first quarter of fiscal 2004. The loss is mainly related to restart costs for Gibraltar. It decreased from the previous quarter when restart costs and accounting for a writedown and other year end corporate tax were incurred. There is $8.5 million in copper concentrate in inventory, which was treated but not shipped during the quarter.

During the quarter, $8.2 million was spent on Mine Restart Project expenses, a decrease from $13.1 million spent in the previous quarter. As the mine was on still standby in the first quarter of fiscal 2004, there were no expenditures of this kind. Although restart costs were still being incurred during the quarter, the Company also received its first payment for copper concentrate, totaling $8.1 million, which offset some of these costs.

Administrative costs decreased from the previous quarter. The main decreases were in the areas of legal accounting and audit (Q4 2004 – $325,567; Q1 2005 – $97,146) and stock based compensation (Q4 2004 – $2.04 million; Q1 2005 – $164,549). Costs were higher in the previous quarter because of legal and labor issues related to the re-start of the Gibraltar mine.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

The following summary is presented in Canadian dollars except common shares outstanding.

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	27,719,860	20,341,400	22,503,985	31,197,299	12,393,240	6,110,155	6,931,542	4,590,814
Mineral properties	3,000	3,000	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296	28,813,296
Other assets	104,633,455	121,579,070	37,453,575	29,025,131	26,258,435	26,311,460	26,232,419	26,069,484
Total assets	132,356,315	141,923,470	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594

Current liabilities	34,756,552	40,179,912	4,082,614	1,411,538	3,786,070	3,851,136	3,490,173	3,571,875
Other liabilities	101,935,034	101,807,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000	32,700,000
Shareholders’ equity	(4,335,271)	(63,442)	51,988,242	54,924,188	30,978,901	24,683,775	25,787,084	23,201,719
Total shareholders’ equity
and liabilities	132,356,315	141,923,470	88,770,856	89,035,726	67,464,971	61,234,911	61,977,257	59,473,594

Expenses:
Conference and travel	12,995	11,689	19,062	22,051	40,269	4,449	12,492	6,962
Consulting	63,760	56,450	94,875	(10,462)	110,927	30,118	40,309	58,011
Corporation taxes	554	14,184	20,000	11,168	–	101,308	(44,911)	11,594
Deprecation	302,702	181,430	181,434	180,407	179,978	179,559	176,617	176,617
Exploration	32,047	(2,587,961)	3,939,477	975,538	2,130,546	607,301	449,458	687,681
Interest and finance charges	41,785	18,138	452,616	9,201	19,339	124,213	25,952	28,590
Laboratory and other
services	–	732,054	–	–	(732,054)	–	–	–
Legal, accounting and audit	97,146	325,567	92,940	22,913	16,818	40,526	53,960	18,272
Office and administration	164,316	88,512	199,224	189,976	121,738	98,580	78,827	63,676
Premium paid for GRTLP	–	–	–	5,095,249	–	–	–	–
Property investigation	–	4	–	–	141,063	(47,805)	37,071	10,734
Refinery project	–	–	–	–	–	–	500,000	–
Restart project	8,172,814	14,982,008	–	–	–	–	500,000	–
Salaries and benefits	–	–	–	–	–	–	–	–
Shareholder
communications	52,822	34,142	18,694	530,704	73,802	7,833	4,223	39,104
Trust and filing	6,114	53,052	13,842	17,241	4,395	1,250	8,421	10,698
Interest and other (income)	(5,735,716)	(4,464,851)	(228,670)	(325,399)	(135,289)	(129,811)	(353,537)	64,623
Gain on sale of property
plant and equipment	2,177,992	–	–	–	–	–	–	(131,638)
Income taxes	–	23,744,000	–	–	–	–	–	–
Foreign exchange	51,448	–	–	–	–	–	–	–
Write down of mineral
property acquisition costs	–	28,810,296	–	–	–	–	–	–
Stock-based compensation	164,549	2,035,178	1,526,084	296,686	1,314,296	65,344	–	–
Loss for the period	5,605,328	64,033,892	6,329,578	7,015,273	3,285,828	1,082,865	988,882	1,044,924

Accretion expense on
convertible debenture	269,975	245,431	244,091	242,752	245,431	888,823	–	–

Basic and diluted loss per share	(0.06)	(0.74)	(0.08)	(0.10)	(0.06)	(0.04)	(0.02)	(0.02)

Weighted average number of common
shares outstanding (thousands)	95,774	87,368	71,384	65,005	57,481	46,984	44,660	40,173

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically Taseko’s sole source of funding was the sale of equity securities for cash primarily through private placements to sophisticated investors and institutions. As a consequence of the acquisition of the Gibraltar mine in 1999, Taseko received funding pursuant to a $17 million non-interest-bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. As Taseko has the right and the intention to convert the debenture into common shares, the $17 million debenture is classified as equity rather than as a liability on the Company's balance sheet.

Reclamation deposits totaling approximately $17.7 million, including interest, are to be used at a later date for reclamation purposes at Gibraltar, Prosperity and Harmony.

The reclamation liability of $32.7 million is secured by reclamation deposits and plant and equipment. The $26.6 million liability shown as tracking preferred shares of subsidiary, Gibraltar, is the net book value of 12,483,916 shares issued as part of the cost to acquire the Harmony gold project. As Taseko has the right and the intention to settle these preferred shares with common shares of the Company, they have been included in shareholders’ equity on the balance sheet.

At December 31, 2004, Taseko had a working capital deficiency of $5.0 million, as compared to positive working capital of $19.8 million at the end of September 2004, and positive working capital of $8.6 million at December 31, 2003. The increase in working capital from the end of the previous quarter was primarily a result of proceeds received on copper shipments during the quarter, and from funds received relating to the sale and lease back of a mining shovel and five mine haul trucks. The working capital deficiency is caused primarily by a tax provision.

The Company has accrued a tax provision of a subsidiary company of $23.7 million in the accompanying financial statements. This provision reflects an amount which management believes is less than likely of ever becoming payable. The subsidiary has a June 30, 2005 taxation year end. Prior to making its ultimate tax calculations, the subsidiary will consider tax planning strategies which might be put in place subsequent to the Company's financial reporting date of September 30, 2004. In addition, the Company would exhaust all appeals if any taxes were actually assessed against the subsidiary. The amount represents a potential liability which has been recognized in a conservative manner in accordance with Canadian generally accepted accounting principles. It does not represent a payable amount based on any filed, or expected to be filed, tax return. It does not arise from a transaction in any completed taxation year, nor has any taxation authority assessed the amount or any portion thereof as payable. Accordingly there is no immediate impact on liquidity.

Management anticipates that revenues from copper and molybdenum sales along with the funds from a yet to be completed $7.5 million financing announced in February 2005, will be sufficient to cover operating costs and working capital during 2005.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

In March 2004, the Company entered into an agreement to purchase a mining shovel for approximately US$10.1 million, of which US$6.4 million has been paid as an initial deposit. Subsequent to June 30, 2004, the Company paid an additional US$2.7 million towards this purchase.

In May 2004, the Company entered into an agreement to purchase five mining trucks for approximately US$8.2 million. Subsequent to September 30, 2004, the Company entered into arrangement with Ledcor whereby the shovel and trucks were sold to a third party leasing company. Ledcor has leased the equipment and will be reimbursed, at Ledcor’s cost, as consideration for making the equipment available to the joint venture in order to facilitate the operation of the Gibraltar mine.

The Company has an unsecured $2 million operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed terms of repayment. At December 31, 2004, there was $1.09 million outstanding on this operating line of credit.

The Company has various loans on its on-road vehicles totaling approximately $310,000.

1.8 Off-Balance Sheet Arrangements

Gibraltar Reclamation Trust Limited Partnership

On December 31, 2003, the Company reached agreements with Gibraltar Reclamation Trust Limited Partnership (the “GRT Partnership”), a largely arm’s-length private Vancouver-based mining investment partnership which completed a financing to raise proceeds of $18.6 million to partially fund a planned restart of the Gibraltar copper mine. As part of the financing the GRT Partnership entered into a Joint Venture arrangement with Gibraltar Mines Ltd. to proceed towards restarting the Gibraltar open pit copper mine. Gibraltar Mines Ltd., as its contribution to the Joint Venture, agreed to contribute the use of its mine assets and fund the start-up expenses of the Gibraltar mine, and the GRT Partnership funded a qualifying environmental trust (“QET”) with the $18.6 million, which has allowed Gibraltar to access other funds currently held by the Government of British Columbia as a security for the mine’s environmental reclamation obligations. Under the Joint Venture agreement, the GRT Partnership became entitled to certain revenues or production share from the Gibraltar mine following the resumption of production.

To facilitate the start-up transactions, five directors and officers of the Company personally guaranteed certain obligations (each as to one fifth) to third parties on behalf of the Company to the extent of $4.5 million. In consideration of the guarantee, they each received compensation equal to 10% of the amount guaranteed, calculated as 45,000 shares having a value of $2.00 each.

In March 2004 Taseko elected to exercise its call rights for the GRT Partnership and issued 7,967,742 shares valued at $2.79 each. Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1,300,000, or about 8% of the financing. These directors and officers received shares as a consequence of Taseko exercising the call right. The acquisition of the GRT Partnership provides Taseko with 100% control of those elements necessary for a mine restart decision and will eliminate the royalty entitlement held by the GRT Partnership.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Taseko reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company decreased to $138,017 in the third quarter of fiscal 2004, as compared to $203,317 in the previous quarter and decreased as compared to $159,502 in the second quarter of 2003.

To facilitate the startup of the Gibraltar Mine, certain directors and officers of the Company have personally guaranteed certain obligations on behalf of the Company, for which they each received 45,000 shares of the Company (see item 1.8 above).

Certain directors and officers participated as investors in the GRT Partnership in the aggregate amount of $1.3 million (see item 1.8 above).

Tom Milner Enterprises Inc. is a private company controlled by a director of the Company that provides consulting services to the Company. During the three months ended December 31, 2004, the Company paid approximately $58,000 to this private company.

1.10 Fourth Quarter

No applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

             •     the estimation of mineral resources and reserves,
             •      the carrying values of mineral properties,
             •      the carrying values of property, plant and equipment,
             •      reclamation obligation, and
             •      the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition.

The carrying value of property, plant, and equipment is dependant on rates used for depreciation, which themselves are estimates.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Reclamation obligation

The Company has an obligation to reclaim its properties, and has estimated the costs necessary to comply with existing reclamation standards. At September 30, 2004, the Company has estimated total reclamation costs to be $32.7 million for its current properties, which it has fully accrued. The estimates are reviewed both in-house and by outside consultants and government authorities on a routine basis as to the accuracy of remaining costs to be incurred. Estimates are adjusted as necessary and reflected on a prospective basis. Changes in this estimate could cause a significant charge to the reclamation expense recorded during a period.

1.13 Changes in Accounting Policies including Initial Adoption

The Company anticipates that it will change its accounting policy for asset retirement obligations, in accordance with new Canadian guidance, in the upcoming quarter.

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable – the Company is not a "Venture Issuer".

TASEKO MINES LIMITED THREE MONTHS ENDED DECEMBER 31, 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at February 8, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				97,120,452

Share purchase options	May 9, 2005	$ 0.38	20,000
	July 29, 2005	0.25	50,000
	September 29, 2006	0.55	2,235,000
	September 20, 2005	0.81	35,000
	September 20, 2005	1.40	68,000
	September 20, 2005	1.65	60,000
	September 20, 2006	1.40	3,580,000
	September 29, 2006	1.36	1,973,200
	September 29, 2006	1.50	10,000	8,031,200

Warrants	January 8, 2006	0.40	375,000
	December 31, 2005	0.75	4,463,335
	March 10, 2005	2.25	3,900,000
	September 28, 2006	1.40	8,000,000	16,738,335

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

The Company's auditors have not reviewed this MD&A or the unaudited quarterly financial statements to which this MD&A relates.